April 8, 2010
VIA EDGAR
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-4628
Attention: Ann Nguyen Parker
                 Branch Chief, Division of Corporation Finance

Re:	Ralcorp Holdings, Inc. Registration Statement on Form S-4 Filed February 5, 2010 File No. 333-164747
Dear Ms. Parker:
     Pursuant to Rule 461 under the Securities Act of 1933, as amended, Ralcorp Holdings, Inc. and the subsidiary guarantors listed hereto on Schedule I hereby request that the above-referenced registration statement be permitted to become effective on April 8, 2010 at 5:00 p.m., Eastern Time, or as soon thereafter as practicable.
     If you have any questions or if you require any additional information, please contact Tom Granneman via telephone at (314) 877-7730 or me via telephone at (314) 877-7125 or either of us via facsimile at (314) 877-7748. Thank you for your continued assistance.
Sincerely,

Gregory A. Billhartz
Corporate Vice President, General Counsel and
Secretary to Ralcorp Holdings, Inc.
Secretary to each entity named hereto on Schedule I

cc:	Norman Gholson U.S. Securities and Exchange Commission Thomas G. Granneman

Schedule I
Bloomfield Bakers, A California Limited Partnership
Bremner Food Group, Inc.
Community Shops, Inc.
Cottage Bakery, Inc.
Flavor House Products, Inc.
Harvest Manor Farms, LLC
Heritage Wafers, LLC
Lofthouse Bakery Products, Inc.
Lovin Oven, LLC
Medallion Foods, Inc.
Nutcracker Brands, Inc.
Parco Foods, L.L.C.
Post Foods, LLC
Ralcorp Frozen Bakery Products, Inc.
RH Financial Corporation
Ripon Foods, Inc.
Sugar Kake Cookie Inc.
The Bun Basket, Inc.
The Carriage House Companies, Inc.